UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date May 29, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

May 29, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES DECISIONS ADOPTED IN ITS SHAREHOLDERS' MEETING

Bancolombia S.A. (Bancolombia) announced that, at the Extraordinary Shareholders' Meeting held today, the following decisions were adopted with the required majorities:

1.Considering the combined dynamics of the Boards of Directors of Bancolombia and Grupo Cibest S.A. (“Grupo Cibest”), it was approved that the members of Bancolombia’s Board who also serve as members of the Board of Directors of Grupo Cibest’s will only receive 25% of the regular compensation approved for Bancolombia’s Board members. This percentage takes into account the individual responsibility and the commitment required for the preparation, analysis, and discussion of the Bancolombia’s Board matters. In line with the existing policy, 70% of the Board fees are to be paid in cash, and the remaining 30% are to be paid through a contribution to the Institutional Fund, that has as its sole investment the shares of Grupo Cibest.
2.Approval of a general authorization for the members of the Board of Directors and legal representatives of Bancolombia to make decisions related to the execution of recurring transactions and those within the ordinary course of business with Grupo Cibest.

The management of Bancolombia confirms that the necessary procedures and authorizations were completed to hold the General Shareholders' Meeting and that the decisions adopted fall within the powers of the General Shareholders’ Meeting in accordance with applicable law and the Company's Bylaws.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
IR@bancolombia.com.co	IR@bancolombia.com.co

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